FOR IMMEDIATE RELEASE	News
June 19, 2012	Nasdaq SmallCap - GTIM

Good Times Restaurants Inc. Reports Entering into Stock Purchase Agreement for the Sale of $2 Million of Preferred Stock

(GOLDEN, CO)  Good Times Restaurants Inc. (GTIM) ("Good Times" or the "Company") today announced that it has entered into a Stock Purchase Agreement with Small Island Investments Ltd. ("SII") for the sale of 473,934 shares of a new series of its preferred stock to be designated as "Series C Convertible Preferred Stock" ("Series C Preferred Stock") at a price per share of $4.22, for an aggregate purchase price of approximately $2 million. Each share of the Series C Preferred Stock is convertible into two shares of the Company's common stock.

SII is currently the Company's largest shareholder and David Dobbin, Chairman of the Company's Board of Directors, is a principal of SII.  The closing of the investment transaction under the Purchase Agreement is subject to the receipt of stockholder approval of the transaction by September 30, 2012, the end of the Company's current fiscal year.

President & CEO, Boyd Hoback said, "We anticipate that this capital infusion along with our continued improvement in operating results will allow us to regain compliance with the minimum stockholders' equity requirement for continued listing on the Nasdaq Capital Market as well as providing a stronger balance sheet for pursuing acquisitions of other restaurant concepts.  We are not currently in need of additional working capital and the only other designated use of funds is the payoff of our remaining term debt to Wells Fargo Bank of approximately $250,000."   Regarding future acquisitions he added, "We are evaluating several concepts for possible acquisition that, if completed, would allow us to further leverage our G&A structure as a multi-brand company and accelerate our growth opportunities."

The Company also reported that its same store sales increased 4.6% in May compared to the prior year, its 23rd consecutive monthly increase.  Commenting on the improved results, Hoback said "We are maintaining our sales growth through both permanent and seasonal menu innovation with limited broadcast advertising and this, when combined with the sale of a few underperforming restaurants, is resulting in improved operating margins and cash flow from operations.   We have one restaurant we are marketing for a sale and leaseback, which if successfully completed will allow us to be debt free and further position the Company for acquisition of another restaurant concept."

Good Times is a regional chain of quick service restaurants located primarily in Colorado providing a menu of high quality all natural hamburgers, 100% breast of chicken sandwiches, fresh frozen custard, fresh squeezed lemonades and other unique offerings.  Good Times currently operates and franchises 41 restaurants.

This press release contains forward looking statements within the meaning of federal securities laws.  The words "intend," "may," "believe," "will," "should," "anticipate," "expect," "seek" and similar expressions are intended to identify forward looking statements.  These statements involve known and unknown risks, which may cause Good Times' actual results to differ materially from results expressed or implied by the forward looking statements.  These risks include such factors as the uncertain nature of current restaurant development plans and the ability to implement those plans, delays in developing and opening new restaurants because of weather, local permitting or other reasons, increased competition, cost increases or shortages in raw food products, and other matters discussed under the "Risk Factors" section of Good Times' Annual Report on Form 10-K for the fiscal year ended September 30, 2011 filed with the SEC.  Although Good Times may from time to time voluntarily update its forward looking statements, it disclaims any commitment to do so except as required by securities laws.

INVESTOR RELATIONS CONTACTS:

Good Times Restaurants Inc.

Boyd E. Hoback, President and CEO, 303/384-1411

Christi Pennington, Executive Assistant, 303/384-1440